UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)

Under the Securities Exchange Act of 1934

GEORGIA GULF CORPORATION
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
373200302
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 373200302

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

Marathon Asset Management, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
(b)

(3)	SEC Use Only

(4)	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power:	0*
	(6) Shared Voting Power:	0
	(7) Sole Dispositive Power:	0*
	(8) Shared Dispositive Power:	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

(11)	Percent of Class Represented by Amount in Row (9): 0%*

(12)	Type of Reporting Person (See Instructions): IA

* As of December 31, 2010 (the “Reporting Date”) for the purposes of Reg. Section 240.13d-3, Marathon Asset Management, L.P., formerly known as Marathon Asset Management, L.L.C. (“Marathon”) beneficially owned no securities of Georgia Gulf Corporation. The general partner of Marathon is Marathon Asset Management GP, L.L.C. (“Marathon L.L.C.”).  Mr. Bruce Richards and Mr. Louis Hanover are the managing members of Marathon L.L.C.

Item 1(a). Name Of Issuer. Georgia Gulf Corporation
Item 1(b). Address of Issuer's Principal Executive Offices. 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346
Item 2(a). Name of Person Filing. Marathon Asset Management, L.P.
Item 2(b). Address of Principal Business Office or, if None, Residence. One Bryant Park, 38th floor, New York, New York 10036
Item 2(c). Citizenship. State of Delaware
Item 2(d). Title of Class of Securities. Common Stock, $0.01 par value per share
Item 2(e). CUSIP No. 373200302

Item 3. If This Statement Is Filed Pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

Item 4. Ownership:

(a)	Amount Beneficially Owned (as of December 31, 2010):	0*

(b)	Percent of Class (as of December 31, 2010):	0%*

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0*

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the disposition of:	0*

(iv)	shared power to dispose or to direct the disposition of:	0

*See footnote on cover pages.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2011

MARATHON ASSET MANAGEMENT, L.P.

By: Marathon Asset Management GP, L.L.C., its general partner

By:	/s/ Lou Hanover
Lou Hanover Co-managing partner and the Chief Investment Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)